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                                                                  EXHIBIT 1


                                 Carl R. Pohlad
                            3800 Dain Bosworth Plaza
                              60 South Sixth Street
                             Minneapolis, MN  55402

                                  612/661-3800
                                612/661-3803(FAX)


     April 12, 1994



     Board of Directors of
       Fibreboard Corporation
     California Plaza
     2121 North California Boulevard
     Suite 560
     Walnut Creek, California  94596

     Attention:  Mr. John D. Roach, Chairman

     Gentlemen:

               I am disappointed by the nature of your reaction to my letter of March 11, 1994 and my proposal for a cash merger between Fibreboard Corporation and an entity to be organized by myself, members of the Pohlad family and other entities controlled by us.

               We are surprised by your immediate out-of-hand "knee-jerk" rejection of our good-faith proposal. Surely, considering the timing of your response, not much analysis, if any, could have been given to the potential benefits of our $42.50 proposal to your shareholders.

               Despite your reaction, we remain willing to go forward on a friendly basis to explore a potential transaction which would bring value to your shareholders. After considering the situation further, we are comfortable in raising our proposal to $45 per share in cash, subject to due diligence. In addition, we are prepared to commence a due-diligence investigation and explore whether there is additional value in the Company to justify a further potential increase in price.






















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               We trust that our new proposal will be given the proper
     attention and analysis by your Board. We are anxious to talk with both you and your Board of Directors and to explore this possibility.

                                             Sincerely,

                                             /s/ Carl R. Pohlad

                                             Carl R. Pohlad